EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Worthington Industries, Inc.:

We consent to the use of our reports dated July 30, 2019, with respect to the consolidated balance sheets of Worthington Industries, Inc. and subsidiaries as of May 31, 2019 and 2018, and the related consolidated statements of earnings, comprehensive income, equity, and cash flows for each of the years in the three‑year period ended May 31, 2019, and the related notes and financial statement schedule of valuation and qualifying accounts, and the effectiveness of internal control over financial reporting as of May 31, 2019, incorporated by reference herein.

Our report on the consolidated financial statements refers to the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

/s/KPMG LLP

Columbus, Ohio
October 10, 2019